[Continental Resources, Inc. Letterhead]

April 18, 2007

Mr. H. Roger Schwall

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street NE, Mail Stop 7010

Washington, D.C. 20549-7010

Attention: Ms. Mellissa Duru

Re:	Continental Resources, Inc.

Amendment No. 5 to the Registration Statement on Form S-1

Filed on March 16, 2007 (File No. 333-132257)

Dear Mr. Schwall:

Continental Resources, Inc. (the “Company”) is filing today, via EDGAR, Amendment No. 6 (“Amendment No. 6”) to the above-referenced registration statement on Form S-1 (the “Registration Statement”).

Set forth below are the Company’s responses to the comments and requests for additional information contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 13, 2007. For your convenience, the exact text of the comments provided by the Staff have been included in bold face type preceding each response in the order presented in the comment letter. Unless the context otherwise requires, all references to page numbers in the responses to the Staff’s comments correspond to the pages in Amendment No. 6 that the Company is filing today via EDGAR.

In addition to the responses set forth below, the Company respectfully advises the Staff as follows:

•

Further to the telephone conversation on April 10, 2007, between Ms. Mellissa Duru of the Staff and Vinson & Elkins L.L.P., the Company and the selling shareholder have altered the structure of the offering so that the Company will issue and sell approximately 30% of the shares registered pursuant to the registration statement to the public through the underwriters in the offering, and the selling shareholder will sell the remainder of the shares registered pursuant to the registration statement to the public through the underwriters. The Company has made appropriate changes to reflect this new primary and secondary offering structure throughout Amendment No. 6. As disclosed in Amendment No. 6, the Company expects to receive net proceeds of approximately $139.6 million from the sale of 8,850,000 shares in the offering after deducting underwriting discounts and estimated offering expenses (based on an offering price of $17.00 per share, which is the midpoint of the offering price range set forth on the cover page of the prospectus). The Company intends to use all of the net proceeds to repay borrowings outstanding under its credit facility.

Mr. H. Roger Schwall

April 18, 2007

•

The Company plans to print preliminary prospectuses during the week of April 23, 2007 and commence marketing the shares thereafter. The Company respectfully requests that the Staff review Amendment No. 6 and provide any additional comments to the Registration Statement to the Company in accordance with this timetable.

•

The Staff previously requested that the Company notify the Staff of all equity-related transactions prior to the effectiveness of the Registration Statement. On March 6, 2007, the Company granted an aggregate of 4,144 shares (45,584 shares after giving effect to the 11 for 1 stock split that the Company plans to effect in connection with the consummation of the offering) of restricted stock to ten non-executive employees. Such shares were granted pursuant to the Company’s 2005 Long-Term Incentive Plan, and 3,400 shares will vest ratably over a period of three years, 445 shares will vest on October 5, 2009 and 299 shares will vest on April 3, 2010.

General

1.	We reissue comment 3 of our initial letter dated April 6, 2006 regarding disclosure of the estimated price range of the common stock being offered. Please confirm that such information will be provided in a subsequent pre-effective amendment.

Response: We acknowledge the Staff’s comment, and we have included in Amendment No. 6 the offering price range and all other share and estimated offering price-related information that was previously omitted from the Registration Statement. We undertake to file the opinion of Crowe & Dunlevy, A Professional Corporation, as Exhibit 5.1 to the Registration Statement in a subsequent pre-effective amendment.

Recent Events, page 3

2.	Please revise your disclosure to state the total amount your principal shareholder and selling stockholder has received in connection with the dividends declared and will receive after giving effect to the proposed sales made pursuant to the initial public offering.

Response: We have revised our disclosure as requested. Please see pages 4 and 23.

Risk Factors, page 11

3.	Your risk factors should be updated and boilerplate language removed. For example, please tailor the risk factor on page 12, “[d]rilling for and producing oil . . .,” so that you reference the significant increase in exploration expenditures primarily attributable to increases in dry-hole costs as noted in your discussion under Results of Operations. Similarly, revise to reference the increase in impairment costs to $6.3 million for the year ended 12-31-2006.

Response: We acknowledge the Staff’s position and have carefully reviewed the risk factors to determine where updates need to be made and boilerplate language deleted. We have revised our disclosure as requested with respect to many of the risk factors, including supplementing the risk

Mr. H. Roger Schwall

April 18, 2007

factor on page 12 that begins “Drilling for and producing oil . . .” Please see pages 11 through 22. We believe all of the risk factors as currently supplemented and revised in this Amendment No. 6 are material to the Company and to the investment decision of prospective purchasers in this offering. If any of the risks described materialize, the Company’s financial performance would be negatively impacted.

4.	If potentially material, please provide a risk factor that addresses the possible charge representing compensation expense associated with equity compensation plans based on the midpoint of the price range of the company’s stock.

Response: We have revised our disclosure to include the requested risk factor. Please see page 21.

“Our credit facility contains certain covenants. . .,” page 18

5.	We note your disclosure on page 47 regarding the exposure you face to increases in the interest rate. Please supplement your risk factor discussion to include a risk factor that specifies, as done on page 47, the interest rate risk you are exposed to and the corresponding impact on net income in the event of a 1% increase in the interest rate.

Response: We have revised our disclosure to include the requested risk factor. Please read page 19.

Capitalization, page 24

6.	Please clarify the nature of the offering costs that are being expensed. Refer to SAB Topic 5:A.

Response: We have revised our disclosure as requested to clarify the nature of the offering costs that are being expensed and have also revised the disclosure to reflect that a portion of the offering costs will not be expensed in the future because the Company now plans to issue and sell approximately 30% of the shares registered under the Registration Statement to the public through the underwriters (rather than the selling shareholder selling 100% of the shares registered under the Registration Statement to the public through the underwriters). Please see footnote (3) to the table on page 25.

7.	Please clarify for us the purpose of your adjustment reflected by footnote three to “recognize compensation expense for the difference between the formula-derived value at which compensation expense was recorded and the initial public offering price.”

Response: The purpose of the adjustment reflected by footnote 3 to the Capitalization table is to show the estimated pro forma charge to earnings related to compensation expense that the Company will recognize upon completion of the offering. Pursuant to the terms of its equity compensation plans, the Company is required to purchase vested shares of restricted stock and

Mr. H. Roger Schwall

April 18, 2007

shares acquired from the exercise of stock options from participants in the Company’s equity compensation plans upon such participants’ requests at an internally calculated stock value. In addition, the Company has the right to purchase vested shares of restricted stock and shares acquired from the exercise of stock options from each of the plan participants upon termination such participant’s position with the Company for any reason for a period of two years after such termination. Upon completion of the offering, the Company will no longer be required or have the right, as applicable, to purchase such vested shares or shares acquired from the exercise of stock options. As a result, the Company will record the charge to earnings. We have revised our disclosure in footnote (3) to clarify the purpose of the adjustment. Please see footnote (2) to the table on page 25.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

8.	We note that since the commencement of 2007, you have declared approximately $52.1 million in dividends to shareholders of record. We also note that the company does not intend to pay dividends following its initial public offering. Please supplement your disclosure to clarify the reasons for this large distribution in advance of your initial public offering. For example, supplement your disclosure to explain in greater detail, the reasons for the conversion of the company from a subchapter S-corporation to a subchapter C-corporation and how the planned conversion factored into the decisions to distribute dividends prior to the initial public offering and conversion.

Response: We have revised our disclosure as requested. Please see page 34.

Credit Facility, page 41

9.	Please supplement your disclosure and specify the principal capital expenditures that resulted in an increase in debt outstanding under the facility during the fourth quarter of 2006.

Response: We have revised our disclosure as requested. Please see page 42.

Management, page 66

Executive Officers and Directors, page 66

10.	Please revise the biographies to provide a complete biographical sketch for the prior 5 years, including the month and year of each position held. In this regard, we note there are gaps in the biographies of Messrs. Monroe, Hart, Carlson and McCain.

Response: We have revised our disclosure as requested. Please see pages 67 and 68.

Compensation Discussion and Analysis, page 70

Mr. H. Roger Schwall

April 18, 2007

11.	We refer you to Item 402(b)(l) of Regulation S-K. Please supplement your disclosure to specifically clarify:

•	the “corporate goals and objectives” referenced in the first paragraph;
•	the “individual and organizational goals” referenced under the heading “Annual Performance Bonus”;
•	for each named officer, the performance criteria considered by the board in their award of compensation to such executive officers pursuant to the 2005 Long-Term Incentive Plan;
•	giving consideration to Item 402(b)(l)(iv), describe the reasons for the increase in the base salary compensation from $350,000 to $700,000 paid to Mr. Hamm;
•	how each element and decision regarding the elements of your compensation policy fits into your overall compensation objectives and affects the decisions regarding other elements;
•	the discrepancies in the amount and type of compensation awarded to the named executive officers; and,
•

in light of your stated objectives, how waivers of the performance targets (as done in 2006) fits into your overall compensation philosophy and whether you anticipate such waivers to occur frequently or infrequently in the future.

Response: We have revised our disclosure as requested to address each of the bullet points above. However, we have eliminated the reference to individual and organizational goals under the heading that is now entitled “—Annual Cash Bonus” as we do not employ any performance targets in connection with our annual bonus payments. Please see pages 71 through 74 for the revised disclosure and response 13 below for a further discussion of our annual bonus payments.

12.	To the extent now known, please clarify your disclosure to provide further detail of policies to be maintained or modified in the future. For example, on a going forward basis, disclose:

•	how frequently you expect to increase base salaries and the approximate percentage of such increases in base salaries in the future;
•	whether considerations of the amount of unvested equity awards held by an individual officer will continue to be considered in determining restricted stock awards rewarded in the future; and
•	whether you intend to maintain discretionary contributions to the defined contribution retirement plans maintained for the benefit of all full-time employees, inclusive of executive officers.

Response: We have revised our disclosure as requested to address, to the extent now known, each of the bullet points above. Please see pages 71 through 74.

13.	Please revise your disclosure to clarify on an individual basis versus an aggregate basis, the target levels and performance goals set for each named executive officer. If you believe that disclosure of the targets or other factors would cause you competitive harm, using the standard you would use if requesting confidential treatment, please discuss this supplementally. We may have additional comments on whether you have met the standard for treating the information confidentially. Please refer generally to Item 402(b)(2)(ix) of Regulation S-K and instruction 4 to Item 402(b) of Regulation S-K.

Mr. H. Roger Schwall

April 18, 2007

Response: We acknowledge the Staff’s comment. However, as clarified in the revised disclosure, the amount of each individual cash bonus paid to the Company’s named executive officers in 2006 and in prior years was determined on a discretionary basis. The Company has not and does not assign individual target levels or performance goals for its executive officers in order to determine any element of their compensation.

The Company has further revised the disclosure to clarify that it does employ one of two financial metrics in determining the aggregate amount of the cash bonus pool from which bonuses may be paid. Specifically, as disclosed on page 72 of Amendment No. 6, the size of the bonus pool is typically equal to either 0.375% of annual adjusted net income or, subject to certain conditions, 0.375% of the Company’s annual earnings before interest expense, depreciation, depletion, amortization and accretion, property impairments, exploration expense and non-cash compensation expense (“EBIDA”). The size of the bonus pool may be further adjusted by the compensation committee in its discretion after an evaluation of various company performance metrics that are described in the revised disclosure, including reserve additions, finding and development costs and production volumes and costs. With respect to these company performance metrics, the compensation committee does not assign any specific targets or performance goals; rather, the committee considers these metrics collectively without assigning any specific weight to any one metric. Please see pages 72 and 73.

14.	Giving consideration to the aforementioned comment, if you have established targets with respect to individual and aggregate bonus amounts for fiscal 2007, please disclose these as well. Alternatively, tell us how you would be competitively harmed, as in our comment above, and include disclosure that explains how difficult it will be for the executives to achieve the undisclosed target levels.

Response: Except as described above in response 13, the Company has not established targets with respect to individual and aggregate bonus amounts for fiscal 2007.

Summary Compensation Table, page 72

15.	You disclose that valuation of stock was “derived from [y]our shareholders’ equity value adjusted quarterly for [y]our PV-10 . . .” Please clarify your disclosure by referencing the more detailed discussion regarding the terms of the restricted stock grants awarded to executive officers as disclosed, for example, in Note 9 to the financial statements.

Mr. H. Roger Schwall

April 18, 2007

Response: We have revised our disclosure as requested. Please see page 75.

16.	Please refer to instruction 1 to Item 402(c)(2)(v) of Regulation S-K. The footnote disclosure in footnote 3 to the table should disclose all relevant assumptions made with respect to the valuation of the amount listed in the table.

Please revise to disclose the assumptions that were made in calculating the reported non-equity incentive plan compensation amount for Mr. Monroe.

Specifically, please revise to explain how the amount was determined given that the footnote indicates the bonus is calculable based on reference to the fair market value of your stock at a future date (October 2, 2008). Please clarify your disclosure accordingly in the footnote as well as in Management’s Discussion and Analysis of Financial Condition.

Response: We have revised our disclosure as requested. Please see pages 37 and 75.

17.	It appears that the method of calculating the bonus amount as disclosed in the footnote differs from the method specified in Section 5(g) of the employment agreement with Mr. Monroe. Please reconcile the disclosure in the footnote with the terms of the agreement. As noted in a subsequent comment, please ensure that you provide an accurate and complete description of the material terms of the employment agreement. If the terms of the employment agreement have been amended, please file the amended agreement. We may have further comment.

Response: We have revised our disclosure as requested and have provided an accurate and complete description of the material terms of the employment agreement pursuant to Comment 18 below. Please see pages 75 and 79 through 82. We confirm that the employment agreement has not been amended.

Employment Agreement, page 77

18.

We direct you to Release 8732A, II.C.5(c) which clarifies the disclosure requirements relating to Item 402(j) (i.e. post employment payments.) Please summarize all material factors regarding any contracts, agreements, plans or arrangements made in connection with the termination of a named executive officer. In this regard, we note that several of the material terms of the employment agreement with Mr. Monroe have not been disclosed or are only partially disclosed. For example, in the agreement, the definition of termination for “good reason” contemplates, in addition to the factors you have disclosed, the reduction in base salary if not a part of an overall compensation reduction program that would impact other executive officers. Similarly, the circumstances under which the employee can receive benefits and the types of benefits receivable under circumstances outlined in Section 8(b) (“Termination by the Company for cause or by Employee Without Good Reason”) and Section 8(c) (“Disability”) have not been disclosed, nor have the definitions of termination by the company for “cause” been described. Additionally, material provisions regarding

Mr. H. Roger Schwall

April 18, 2007

non-solicitation covenants provided by the executive and Section 15 (“Maximum payments by the Company”) have not been disclosed. Please revise this section and ensure that all material provisions necessary to an understanding of the employment agreement with Mr. Monroe and any other named executive officer are properly summarized.

Response: We have revised our disclosure as requested and have provided an accurate and complete description of the material terms of the employment agreement with Mr. Monroe. Please see pages 79 through 82. The Company has not entered into employment agreements with its other named executive officers.

19.	Please provide disclosure required by Item 402(j) with respect to all of the named executive officers. In this regard, we note that pursuant to the terms of the 2005 Long-Term Incentive Plan, options awarded in prior years, some of which have not yet vested, will vest completely upon a change of control. We also note the automatic vesting of restricted stock awards upon a change of control and other triggering events as contained in the 2005 Long-Term Incentive Plan. Please supplement your disclosure in this section to reference all possible payments to the named executive officers assuming the triggering events occurred on the last date of your fiscal year end.

Response: We have revised our disclosure as requested. Please see pages 81 and 82.

20.	We refer you to instruction 1 to Item 402(j). Please disclose the dollar amount and/or value of all post-employment benefits and payments payable to Mr. Monroe assuming the triggering event occurred on the last day of your fiscal year end. As such, rather than providing the formula regarding the long-term incentive bonus amount payable, revise to specify, as of December 31, 2006, the total dollar amount payable.

Response: We have revised our disclosure as requested. Please see pages 80 through 82.

Certain Relationships and Related Party Transactions, page 80

21.	We refer you to Item 404(b) of Regulation S-K. Please supplement the disclosure in this section to identify the policies and procedures the company uses or will use for the review, approval or ratification of the types of related person transactions disclosed pursuant to Item 404(a). Please refer to Release 8732A for further guidance.

Response: We have revised our disclosure as requested. Please see page 85.

Notes to the Financial Statements 9. Stock Compensation, page F-18

22.	Your disclosure on page F-20 states that “As the Company’s employee stock options and restricted stock awards have been accounted for as liability awards, and adjusted to the formula price as prescribed by the plan at the end of each reporting period, the adoption did not change the accounting for the awards.”

Mr. H. Roger Schwall

April 18, 2007

Please tell us how you applied the guidance in paragraph 37 of FAS 123R, when you became a public entity, which indicates that a public entity shall measure a liability award under a share-based payment arrangement based on the award’s fair value remeasured at each reporting date until the date of settlement. In this regard, FAS 123R defines a public entity as one that makes a filing with a regulatory agency in preparation for the sale of any class of equity securities in a public market. Refer also to SAB Topic 14:B. We note your related disclosure on page 43.

Response: We acknowledge the Staff’s comment and respectfully refer the Staff to the Company’s response to previous comment number 7. contained in the Company’s letter dated May 12, 2006 responding to the Staff’s comment letter dated May 1, 2006. The Company acknowledges that FAS 123R requires that a public entity measure a liability award under a share-based payment arrangement based on the award’s fair value at each reporting date until the date of settlement and acknowledges that the Company would fit into the “public entity” definition in FAS 123R because the Company has filed the Registration Statement in preparation for the sale of shares of its common stock in the public market. However, because the Company already has been measuring the fair value of the awards at each reporting date, the adoption of FAS 123R did not result in a change in the way the Company has accounted for the awards.

As explained in the response to previous comment 7. and as discussed between the Company and the Staff, via telephone in May 2006, the fair value of the shares granted pursuant to the Company’s equity compensation plans is determined using the formula value described in the equity compensation plans (which value is calculated by adjusting the book value of the Company’s equity by the excess of the Company’s PV-10 over the book value of the Company’s oil and gas properties). The Company is required by the terms of its equity compensation plans to measure the fair value of the shares granted pursuant to its equity compensation plans using this formula method. At an employee’s election, the Company is required to purchase shares at such per share value and, at the Company’s election, an employee must sell shares at such per share value in the event he or her leaves the employment of the Company. The Company has been recognizing compensation expense over the vesting period of the grants and adjusting such recognized expense at each quarterly reporting date for changes in the formula value. Upon becoming a reporting company under Section 12 of the Securities Exchange Act of 1934, as amended, the Company’s obligation to repurchase shares will terminate pursuant to the terms of its equity compensation plans. As a result, the Company will no longer be required to account for a liability for the repurchase of the awards and will record a charge to earnings, as described in the Registration Statement, for the difference between the formula price and the IPO offering price.

The full text of comment 7. from the Staff’s May 1, 2006 letter and the Company’s response from May 12, 2006 is reproduced below for the Staff’s convenience.

Mr. H. Roger Schwall

April 18, 2007

Note 9. Stock Compensation, page F-19

7.	We have considered your response to prior comment number 44 wherein you indicate that the formula you describe, as contained within the 2000 Stock Option Plan and 2005 Long-Term Incentive Plan, represents the fair market value of the underlying shares of common stock granted. Please tell us how this formula represents fair market value as contemplated by paragraphs 10 of ABP 25 and 16 of SFAS 123, as applicable.

Response: The Company’s common stock is currently composed of two classes, voting and non-voting common stock. All of the voting common stock is owned by the founder, Harold G. Hamm, and his family trusts. Shares of common stock issuable upon the exercise of stock options and restricted shares (“Equity Grant Shares”) are currently shares of non-voting common stock. The Company has the right to purchase the Equity Grant Shares at a formula price determined by adjusting the book value of equity by the excess of PV-10 over the book value of oil and gas properties. Holders of Equity Grant Shares have a similar right to require the Company to purchase such shares at the same formula price. A further element is a restriction on the transfer of the Equity Grant Shares to anyone other than the Company during such time as the holders remain in the employment of the Company and for a period of two years after leaving the employment of the Company. During the term of existence of the Company’s equity compensation plans, two employees with Equity Grant Shares have left the Company. In each case the Company purchased all Equity Grant Shares held by the employees at the formula value defined in the equity compensation plans.

Due to the terms of the Company’s equity grants, the sole value at which Equity Grant Shares may be sold or purchased is the value derived by the calculation stipulated within the equity grants, as discussed above. The requirements to buy and sell Equity Grant Shares lapse, in accordance with the terms of the equity grant agreements, at such time when the Company becomes a reporting company under Section 12 of the Securities Exchange Act of 1934, as amended (the “1934 Act”). Because the Company has a requirement to repurchase Equity Grant Shares while it is a non-reporting company, a liability for such grants in accordance with this formula price has been reflected in the Company’s financial statements. Compensation expense is being recognized over the vesting period of the grants and adjusted quarterly for changes in the calculated formula at the calculated formula value. Upon becoming a reporting company, the Company’s obligation to purchase Equity Grant Shares terminates, and employees will be able to sell their shares on the open market at prevailing prices. As such, the Company will no longer be required to maintain a liability for the repurchase of the Equity Grant Shares. We have included a pro forma adjustment in the table under the heading “Capitalization” in Amendment No. 2 to reflect the impact of reclassifying our existing liability to equity at the point in time we become a reporting entity

Mr. H. Roger Schwall

April 18, 2007

pursuant to the 1934 Act. The balance in the Company’s liability account for Equity Grant Share repurchase obligations is $15.5 million at March 31, 2006 and $12.2 million at December 31, 2005. Additionally, the Company will record a charge to earnings for the increment between the IPO price and the price calculated based on the equity compensation plan provisions. This charge is shown as a pro forma adjustment in the table under the heading “Capitalization” in Amendment No. 2. Please note that the amount of this charge has been omitted from the Registration Statement to date, as it is subject to pricing of the Company’s offering. The amount of this charge will be included in the next amendment with the share numbers and other pricing information. The Company currently anticipates that the offering price range will be $16 to $18 per share. As the price range is ultimately dependent on the timing of our offering and market conditions at the time we price the offering, the anticipated price range may vary from that stated herein. Assuming the mid-point of the stated price range ($17 per share) and March 31, 2006 share data, the Company would record a charge of approximately $10.9 million.

We have considered your comment for clarification regarding how our accounting contemplates the requirements of APB 25, paragraph 10 and SFAS 123, Paragraph 16 and have considered the following in formulating our accounting methodology.

We note that APB 25 stipulates that compensation expense should be measured by the quoted market price of the stock. The standard further notes, under paragraph 10a, that if a quoted market price is unavailable, the best estimate of the market value of the stock should be used to measure compensation. As a result of the non-voting equity grants restricting the employees ability to sell Equity Grant Shares outside the Company and the Company’s right to repurchase Equity Grant Shares, we believe that the formula value dictated by the equity grants represents the best estimate of market value and is the appropriate valuation for recognition of compensation expense as it is the only value at which the Equity Grant Shares can be settled while we are a non-reporting entity.

SFAS 123, paragraph 16 requires that equity instruments issued to employees and the cost of the services received as consideration shall be measured and recognized based on the fair value of the equity instruments issued. Paragraphs 17 through 25 of SFAS 123 provide guidance on how to measure the fair value of stock-based compensation. We believe that paragraph 25 is applicable in consideration of our Equity Grant Shares. Paragraph 25 requires that in situations where employees can compel an entity to settle the award in cash that a liability be recognized at the current stock price. The effects of changes in stock prices are to be reflected quarterly. Although no public market has existed for the Company’s stock, the Company has had a determinable stock price which is the only price at which Equity Grant Shares could be bought and sold under the

Mr. H. Roger Schwall

April 18, 2007

plan provisions. As this represents an obligation of the Company, we believe that recognition of a liability at the price as determined in the accordance with the plan provisions is required under the accounting literature.

Our disclosures have in certain cases referred to the stock price at which we have recognized compensation expense as fair market value or fair market value determined according to the plans. We note that in our accounting policy footnote for equity compensation, we indicate that compensation expense is recognized based on the purchase price as determined by a formula specified in each award agreement. In consideration of the Staff’s comment, we believe that our disclosures may have been unclear and have determined that it would provide more meaningful disclosure if we refer to the value at which we recognize compensation expense on our equity grants in a more consistent manner. Accordingly, we will conform such disclosure to the accounting policy note and describe the value as the purchase price as determined by a formula specified in each award agreement. We will either describe this formula or reference to where the formula is described within the Registration Statement to avoid repetition. As further clarification, we will revise our accounting policy footnote to the following:

Equity compensation

The Company accounts for employee stock option grants and restricted stock grants under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” using the intrinsic method, as permitted by SFAS 123. The terms of the restricted stock grants and stock option grants stipulate that, while the Company is a private company, it is required to purchase the vested restricted stock and stock acquired from stock option exercises at each employee’s request based upon the purchase price as determined by a formula specified in each award agreement. Additionally, the Company has the right to purchase vested restricted stock and stock acquired from stock option exercises at the same price upon termination of employment for any reason and for a period of two years subsequent to leaving the employment of the Company. The Company measures compensation cost for the awards based upon the formula purchase price which is determined by calculating a per share value for shareholders’ equity adjusted for the excess of each period’s ending PV-10 oil and gas reserve valuation over the book value of oil and gas properties. The amounts subject to the purchase are reflected on the accompanying consolidated balance sheets as liabilities of $2.4 million and $12.2 million as of December 31, 2004 and 2005, respectively and $5.1 million and $15.5 million at March 31, 2005 and 2006, respectively. The Company’s associated compensation expense, as included in general and administrative expense, was

Mr. H. Roger Schwall

April 18, 2007

$197,000, $2.0 million and $13.7 million during 2003, 2004 and 2005, respectively and $3.4 million and $3.3 million for the three months ended March 31 2005 and 2006, respectively.

The right to sell and requirement to purchase will lapse if the Company becomes a reporting company under Section 12 of the Exchange Act. If the Company becomes a reporting entity under Section 12 of the Exchange Act, we will be required to record a charge to earnings to adjust the plan determined share price to the price received in this offering and account for the grants under the fair value provisions of SFAS 123R thereafter.

As noted in our disclosure, this charge will be reflected in the Company’s financial statements for the first quarter following the completion of its initial public offering. Please see page F-16.

You also requested in comment #44 to your April 6, 2006 letter that we provide an update for all equity-related transactions through the effective date of the registration statement. On May 2, 2006, the Company’s Compensation Committee awarded a non-executive key employee 300 restricted shares under the 2005 Long-Term Incentive Plan to vest over three years. The grant was made to attract and retain the employment of the individual. The terms of the grant were identical to the other grants made to employees listed on the schedule previously furnished in response to comment #44. Additionally, please note that the April 3, 2006 restricted stock grants to non-executive officers listed on the previously furnished schedule should have been listed as 2,300 shares rather than 2,000 shares. Our April 14, 2006 response reported 91,372 restricted shares outstanding. With the May 2, 2006 grant and the correction to the April 3, 2006 grant, the number of restricted shares outstanding as of the date of this letter is 91,672.

Please see pages F-16 and F-17.

Note 3. Long-term Debt, page F-16

23.	We note that you amortize debt issuance fees on “a straight-line basis over the life of the credit facility.” Please confirm, if true, that the straight-line method you are using to amortize these issuance costs approximates the effective interest method or otherwise advise.

Response: We confirm that the straight-line method used to amortize issuance costs approximates the effective interest method and have supplemented our disclosure accordingly. Please see page F-16.

Mr. H. Roger Schwall

April 18, 2007

Note 15. Recent Events (Unaudited), page F-27

24.	We note that you declared cash dividends of approximately $18.8 million on January 10, 2007 and approximately $33.3 million on March 6, 2007. Since these planned distributions to owners are not reflected in the latest balance sheet, please include pro forma adjustments reflecting the distribution accruals, as contemplated by SAB Topic 1B.3.

Response: We have revised our disclosure as requested to include the pro forma adjustments reflecting the distribution accruals. Please see pages F-3 and F-12.

Please direct any questions that you have with respect to the foregoing or with respect to Amendment No. 6 to the undersigned at (580) 249-4538 or to David P. Oelman at (713) 758-3708.

Regards,

/s/ Mark E. Monroe

Mark E. Monroe

President and Chief Operating Officer